Brain Game LS Inc.
Statements of Changes in Shareholders' Equity
From January 1st, 2019 to December 31, 2020
(Unaudited)

	Class A Common Stock		Class B Common Stock		Preferred Stock		Paid-in-Capital	Retained Earnings/Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1st, 2019	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Net income								47,075	$ 47,075
Balance, December 31, 2019	-	-	-	-	-	-	-	47,075	47,075
Issuance of Class B Common Stock			850,000	9			1,699,991		1,700,000
Net loss								(1,654,752)	(1,654,752)
Balance, December 31, 2020	-	$ -	850,000	$ 9	-	$ -	$ 1,699,991	$ (1,607,677)	$ 92,323